UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Gannett Co., Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

64704V106

(CUSIP Number)

Marshall anstandig

MNG ENTERPRISES, inc.

101 W. Colfax Avenue

Denver, Colorado 80202

(408) 920-5999

STEVE WOLOSKY, ESQ.

andrew freedman, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 19, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64704V106

1	NAME OF REPORTING PERSON

MNG Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,768,272
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,768,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,768,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP NO. 64704V106

1	NAME OF REPORTING PERSON

MNG Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,768,272
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,768,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,768,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 64704V106

1	NAME OF REPORTING PERSON

Strategic Investment Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,768,272
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,768,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,768,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 64704V106

1	NAME OF REPORTING PERSON

Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,768,272
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,768,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,768,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

IA, OO

5

CUSIP NO. 64704V106

1	NAME OF REPORTING PERSON

Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,768,272
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,768,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,768,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 64704V106

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Gannett Co., Inc. (f/k/a New Media Investment Group Inc.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7950 Jones Branch Drive, McLean, VA 22107.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon the aggregate of (i) 60,481,117 Shares outstanding as of October 28, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2019, and (ii) approximately 62.4 million Shares issued in connection with the Issuer’s merger with Gannett Co., Inc., as disclosed in the Issuer’s Form 8-K filed with the SEC on November 20, 2019.

A.	MNG
(a)	MNG, as the sole member of MNG Holdings, may be deemed the beneficial owner of the 4,768,272 Shares owned by Opportunities.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,768,272
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,768,272

(c)

MNG has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Opportunities since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference.

B.	MNG Holdings
(a)	MNG Holdings, as the managing member of Opportunities, may be deemed the beneficial owner of the 4,768,272 Shares owned by Opportunities.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,768,272
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,768,272

(c)

MNG Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Opportunities since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference.

7

CUSIP NO. 64704V106

C.	Opportunities
(a)	As of the date hereof, Opportunities beneficially owned 4,768,272 Shares.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,768,272
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,768,272

(c)	The transactions in the Shares by Opportunities since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference.
D.	Alden
(a)	Alden, as the investment manager of funds that collectively hold a majority voting interest in MNG, may be deemed the beneficial owner of the 4,768,272 Shares owned by Opportunities.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,768,272
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,768,272

(c)

Alden has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Opportunities since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference.

E.	Mr. Freeman
(a)	Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of the 4,768,272 Shares owned by Opportunities.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,768,272
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,768,272

(c)

Mr. Freeman has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Opportunities since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(e)       As of November 19, 2019, upon the completion of the Issuer’s merger with Gannett Co., Inc., the Reporting Persons ceased to be beneficial owners of more than 5% of the Shares of the Issuer.

8

CUSIP NO. 64704V106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2019

MNG Enterprises, Inc.

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

MNG Investment Holdings LLC

By:	MNG Enterprises, Inc., its sole member

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

Strategic Investment Opportunities LLC

By:	MNG Investment Holdings LLC, its managing member

By:	MNG Enterprises, Inc., its sole member

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

Alden Global Capital LLC

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman

9

CUSIP NO. 64704V106

SCHEDULE A

Transaction in the Shares since the Filing of Amendment No. 1 to the Schedule 13D

Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Strategic Investment Opportunities LLC

Sale of Common Stock	(9,000)	8.4657	11/04/2019
Sale of Common Stock	(161,500)	7.9371	11/06/2019
Sale of Common Stock	(100,000)	7.7316	11/07/2019
Sale of Common Stock	(76,000)	7.5721	11/08/2019
Sale of Common Stock	(13,000)	7.0783	11/11/2019